

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2011

Via E-mail
Mr. John Beall
Interim Chief Financial Officer
ENGlobal Corporation
654 N. Sam Houston Parkway East, Suite 400
Houston, TX 77060

> **RE:** **ENGlobal Corporation**
> **Form 10-K for the Year ended December 31, 2010**
> **Filed March 10, 2011**
> **Form 10-Q for the Quarter ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 1-14217**

Dear Mr. Beall:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 8 – Financial Statements and Supplementary Data, page 55

Consolidated Statements of Operations, page 58

2. You disclose on page 64 that your revenue is comprised of engineering, construction management and procurement service fees and sales of control systems that you design and

Mr. John Beall
ENGlobal Corporation
July 7, 2011
Page 2

fabricate. Please tell us what consideration you gave to separately presenting revenue from the sale of products and revenue from service fees on the face of your statements of operations. Refer to Rule 5-03(b) of Regulation S-X.

Note 2 – Accounting Policies and New Accounting Pronouncements, page 61

Earnings Per Share, page 62

3. Please disclose how you treat restricted stock and stock units for purposes of calculating basic and diluted earnings per share. Please separately discuss vested and unvested restricted stock and stock units. See FASB ASC 260-10-45-13 and 260-10-45-17.

Note 18 – Segment Information, page 82

4. You disclose that you managed and reported through four business segments during the first two quarters of 2010 but subsequently realigned your reporting into three segments: Engineering and Construction, Automation and Field Solutions. It is unclear what your operating segments are and whether operating segments have been aggregated to arrive at these three reportable segments. Please tell us and revise your disclosure to clarify what your operating segments are and whether any operating segments have been aggregated to arrive at your three reportable segments. See also ASC 280-10-50-21.a. If you aggregated operating segments in arriving at one or more of your reportable segments, please also provide us with the analysis you performed in determining the requirements of ASC 280-10-50-11 were met.

5. Please provide a reconciliation of the total of your reportable segments' assets to your consolidated assets for each period presented. Refer to ASC 280-10-50-30(c).

Note 19 – Commitments and Contingencies, page 85

Litigation, page 85

6. You filed a lawsuit on April 23, 2010 seeking to enforce collection of $18.75 million owed to you and your affiliates for services performed on the South Louisiana ethanol plant. Please revise your disclosure to clarify when the $18.75 million was considered earned for revenue recognition purposes. In addition, disclose whether you have created an allowance for doubtful accounts related to this amount.

Form 10-Q for the Quarter Ended March 31, 2011

General

7. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief